Exhibit 99.1

John H. Schnatter

11411 Park Road

Anchorage, KY 40223

October 18, 2018

Board of Directors

Papa John’s International, Inc.

2002 Papa John’s Boulevard

Louisville, Kentucky 40299

Dear Fellow Directors:

I write to you with respect to the Rights Agreement, dated as of July 22, 2018 (the “Poison Pill”), adopted at the meeting of the Company’s board of directors (the “Board”) on July 22, 2018.

Specifically, I request that you promptly amend the Poison Pill to remove or otherwise render inapplicable the “Acting in Concert” provisions of the Poison Pill. As you know, no Delaware court ever has found that this type of “wolfpack” provision in a poison pill is consistent with Delaware law. In fact, this provision goes far beyond Delaware law by unreasonably curtailing the rights and legitimate interests of shareholders. Among other things, it precludes shareholders from holding any substantive discussions about the Company because of the threat of crippling dilution of their ownership interest in the Company.

Prompt removal of this provision is important. Per media reports, the Special Committee’s process to consider acquisition proposals or other strategic transactions has already elicited at least one potential investor. In addition, there surely are other shareholders who wish to engage with their fellow shareholders about the Company. Several third parties have expressed an interest in speaking with me. The “Acting in Concert” provision, however, precludes me from discussing the Company, my investment in the Company or the activities or plans of potential investors or shareholders with them or anyone else with an interest in the Company. I believe that preventing me from discussing such matters will lead to significant loss of value for all shareholders and is in plain contravention of your duties under Delaware law.

As a fundamental matter of corporate governance and shareholder rights, it is important that the shareholders of the Company be allowed to communicate their concerns about the Company freely and effectively at this critical time. Among other things, the leadership changes which have occurred over the past several weeks are cause for deep concern for the future of the Company and its direction. The leadership team that Steve Ritchie established is crumbling, and now he is promoting the wrong people and losing long-term employees who provided the essence of what Papa John’s was created to do – provide customers with better ingredients and better pizza. The Board must cease this ongoing infringement on shareholders’ rights through an amendment to the Poison Pill making clear that the Board has no authority to preclude its shareholders from conversing freely and fully regarding the Company, the issues the Company faces and the Company’s future.

As time is of the essence, please respond by the close of business on October 23, 2018. If I do not receive a response by that time, I reserve all rights to take any action to ensure the Company permits the shareholders to exercise their rights.

Sincerely,

/s/ John H. Schnatter

John H. Schnatter